CONSOLIDATION SERVICES, INC.
2756 N. Green Valley Parkway, Ste 225
Henderson, Nevada 89014
        June 20, 2007
Mr. Christopher Owings
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Re:  Consolidation Services, Inc.
Registration Statement on Form SB-2/A
Filed on April 13, 2007
Registration No. 333-142105
Dear Ladies and Gentlemen:
           The undersigned, Consolidation Services, Inc., a Delaware corporation (the “Registrant”), has filed a Registration Statement on Form SB-2/A (No. 333-142105) on June 12, 2007 (the “Registration Statement”) with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended.
           The Registrant hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
           The Registrant respectfully requests that the effective date of the Registration Statement be accelerated to 10:00 AM on Monday, June 25, 2007, or as soon thereafter as is possible.

Consolidation Services, Inc.
By:	/s/ Johnny R. Thomas
Johnny R. Thomas, Chief Executive Officer